

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

April 16, 2009

<u>VIA U.S. MAIL and FAX 708-344-5658</u>

Robert C. Harvey
President
Oakridge Holdings, Inc.
400 West Ontario Street
Unit 1003
Chicago, IL 60654

> **Re:** **Oakridge Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **June 30, 2008**
> **Filed September 29, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **Filed November 12, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **December 31, 2008**
> **Filed February 17, 2009**
> **Definitive Proxy Statement**
> **Filed October 27, 2008**
> **File No. 000-01937**

Dear Mr. Harvey:

We have reviewed your response letter dated April 7, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2008

Consolidated Balance Sheets

1. We note your response to our prior comment one. To the extent the services are utilized, it appears that the non-controlling interests in the preneed trust investments are mandatorily redeemable, as death is an event certain, and should be classified as liabilities in accordance with SFAS 150. To the extent contracts can be canceled, this would accelerate the redemption of the equity interest in the preneed trust, and pursuant to footnote 5 of SFAS 150, would not effect the classification of the equity interest as mandatorily redeemable. To the extent the funds remain in the trust indefinitely due to the choice to forego the services, it would appear that you would have a liability to refund the beneficial interest in the preneed trust to the estate. Based on the foregoing, we believe that the non-controlling interests in the preneed trust investments are mandatorily redeemable and should be classified as liabilities in accordance with SFAS 150. Please revise your filing to reclassify these amounts as liabilities. As we believe that the non-controlling interests in the preneed trust investments are liabilities, please reconsider paragraph 27 of SFAS 160 for your anticipated reclassification to stockholders' equity in 2010.

Consolidated Statements of Cash Flows

2. We note your response to our prior comment two. We have the following additional comments:
    *   Please tell us what consideration you gave to presenting your purchases and sales of marketable securities on a gross basis. Within your response please reference paragraphs 11-13 of SFAS 95.
    *   It appears that your cash flows from realized gains (losses) should be an adjustment to net income pursuant to paragraph 28 of SFAS 95 as this item relates to activity of the consolidated trusts. Please provide additional information regarding your compliance with SFAS 95.
    *   It appears that the cash inflows from funds received from beneficiaries is an operating activity of the consolidated trusts, please provide additional information regarding your compliance with SFAS 95. Further, please tell us what consideration you gave to presenting these cash inflows gross of other cash inflows; within your response please reference paragraphs 11-13 of SFAS 95.
    *   Additionally, please tell us how you accounted for the cash outflows related to funds distributed to beneficiaries due to cancelation, etc. and cash outflows related to funds released from the trusts to the Company. Within your response, reference SFAS 95.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition

Aviation Ground Support Equipment

3.   We note your response to our prior comment four. We have the following additional comments:

- Please tell us the nature of the drawings and engineering computations and how you determined they are not separate units of accounting under EITF 00-21.
- Our understanding of your most recent response is that you do not have the ability to require progress payments. Please reconcile this understanding to your March 16, 2009 response letter that states you have received $514 thousand of the $1.3 million contract.
- Also, you disclose that the contract has a short duration. However, per your March 16, 2009 response letter, we note you entered into this contract in September 2005. Please tell us how you determined this contract has a short duration.
- Further, please tell us if you have the ability to make reasonably dependable estimates; within your response, please reference SOP 81-1.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief